1 The following is an excerpt of a transcript of an earnings presentation by Liberty Global Ltd.’s Chief Executive Officer, Michael T. Fries, and Chief Financial Officer Charles H.R. Bracken, held on November 3, 2026. CORPORATE PARTICIPANTS Mike Fries Liberty Global Ltd. – Chairman & CEO Charlie Bracken Liberty Global Ltd. – Executive VP & CFO Lutz Schüler Virgin Media O2 – CEO Stephen van Rooyen VodafoneZiggo, Ziggo Group – CEO CHIEF EXECUTIVE OFFICER EARNIGNS STRATEGY UPDATE & OPERATIONS UPDATE SECTION Michael T. Fries Liberty Global Ltd. – Chairman &CEO So let’s dive into the Ziggo Group spin-off and the progress we’ve made thus far on slide six. First of all, I’m excited about the leadership team, how could I not be? Stephen has done an incredible job at VodafoneZiggo, of course, and he has built a great team at Ziggo Group. Jany Fruytier is familiar to many of you I hope as the CFO of Sunrise, by the way before, during and after that successful spin. He’s actually Dutch, and has returned to Amsterdam as CFO of Ziggo Group to work with Liberty on the pre-spin process and, importantly, execute the synergies. And Rocio Lorenzo was a very senior executive at Liberty Latin America, most recently running the Panama business. She just started this week as CEO of Telenet, replacing John Porter, who as you saw has announced his retirement after over thirty years, outstanding years with me and Liberty. John will be around till year-end and undoubtedly an important source of advice for us going forward. Now, of course, there are a host of other senior executives rounding out a very strong Ziggo Group team. It all starts with the people on the ground and from that point of view we are in very, very good shape. We have continuously updated you on all of those building blocks, so let’s cover a few more. First of all, we have finalized a lead banking team. Goldman Sachs, BNP Paribas and ABN AMRO are all going to do an outstanding job for us. They provide really strong Filed by: Liberty Global Ltd. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Liberty Global Ltd. Commission File No. 001-35961 Date: November 3, 2026

2 coverage across all equity markets and each of them remains very encouraged and positive about both the deal and the timing. Second, we can report that due to several factors, we will realize over $700 million in tax assets in the combined group structure. Those tax benefits will constitute a significant part of the synergies, which are now expected to be well in excess of €1 billion. That’s the target we previously provided. Third, the deleveraging of Ziggo Group continues. The sale of the VodafoneZiggo towers is expected to close imminently delivering gross proceeds of €670 million that will delever VodafoneZiggo, and the Wyre sell-down will further deleverage Telenet to 4.5x. Finally, we expect to be filing initial, confidential prospectuses with both the SEC and AFM in December, next month, which should provide more than enough time to meet the Q2 2027 spin timing. As you can see, this is a full-court press, inspired in part by the confidence we see in the businesses themselves, but also by that sum-of-the-parts chart that I just showed you. Which is a great segue to the next slide, highlighting the operating progress in Ziggo Group’s biggest market — the Netherlands. VodafoneZiggo is becoming a much, much stronger competitor in this market. That much should be clear to everybody. Revenue is back to growth for the first time since 2024 with the best broadband results since 2019. Perhaps the most exciting recent development is the world’s first major launch of DOCSIS 4.0 which is now delivering 4- and 8-gigabit speeds today and will ultimately reach 8 million homes. This strategy, I have to say, validates both the quality of our HFC networks and the decision not to build fiber in this market. DOCSIS 4.0 future-proofs the network for any demand scenarios, DOCSIS 4.0 avoids disruption to customers and communities since we’re not digging up streets, and DOCSIS 4.0 costs 10 times less than building fiber. That means we’re achieving this network-wide transformation, best-in-market speeds, within the current capex envelope. And that’s going to provide greater flexibility for future capital allocation decisions around leverage and dividends post-spin. Now, moving to actual operating results for the Netherlands and Belgium on slide eight, you’ll see on the left-hand side what I’ve already said, that VodafoneZiggo continues to deliver strong and improving broadband performance with 12,000 net adds and its best quarterly result in over seven years. That was helped in part by an expanded footprint, but also by new loyalty programs that are making a big difference.

3 Meanwhile, fixed ARPU improved 1% despite lower front-book pricing, because we saw price indexation kick in and an ESPN surcharge, because Dutch football is now available on all TV packages. Mobile postpaid additions were strong, 31,000 in the quarter, now that’s driven by a renewed tenure-based loyalty program, I think that’s a very positive move for Stephen, with strong early customer engagement, a new FMC proposition and faster broadband speeds. Telenet also had a good quarter with 4,000 broadband net adds supported by strong BASE FMC growth. And residential mobile of about 4,000 net adds, now that’s driven by premium handsets and a new mobile promotion on 15 GB tariffs. This is just the sort of momentum you want to see from both of these businesses going into Q4 and 2027. *** Charlie Bracken Liberty Global Ltd. — Executive VP & CFO *** At Ziggo Group, the balance sheet is supported by a long-dated maturity profile, with no material maturities expected until 2029. Deleveraging across the Ziggo Group credit silos remains on track, as we’ve demonstrated with the recently announced towers sale. The next slide sets out the Q3 financial results for VodafoneZiggo and Telenet. VodafoneZiggo returned to positive revenue growth for the first time since 2024 supported by price indexation, the ESPN surcharge and customer growth, which more than offset the pressure from front-book repricing and lower B2B mobile revenues. Adjusted EBITDA declined 6.9%, in line with our guidance, reflecting the in-year impact of the ‘How We Win Plan’ and budgeted one-off investments in network resilience and security. Adjusted EBITDA less P&E Additions also continued to be impacted by the one-off investments, reflected in higher capex during the quarter. At Telenet, revenue was broadly stable, supported by higher Wyre TSA revenues, increased handset sales and higher programming revenues associated with the new Jupiler Pro League agreement with DAZN. Adjusted EBITDA declined, mainly due to lower subscription revenues and higher programming costs related to the new DAZN deal. Adjusted EBITDA less P&E Additions benefited from capex phasing and lower 5G capex spend. ─────────────────────────────────────────────────────── QUESTIONS AND ANSWERS

4 ─────────────────────────────────────────────────────── James Edmund Ratzer, New Street Research LLP Yes, good afternoon. Thank you for taking the question. I mean, hard to keep it to just one question, but the one I have today for Mike, for equity holders in Liberty Global you've made a pretty powerful statement today that you would put no cash from the TopCo into the telecom asset. So, just to kind of reconfirm that, I was wondering if I could kind of stress test two potential scenarios. One is you know, it becomes clear before the Ziggo Group spin actually happens, that it’s going to be difficult to reach 4.5x leverage target. And the second one is, given where the Virgin Media bonds are trading, clearly everyone on the credit side is expecting some kind of debt restructuring to happen there. So, you know there could be an amend and extend proposal. That can often involve sponsors potentially putting capital into companies as part of that process. So, just to be crystal clear, could you kind of confirm that in either of those two scenarios, you still wouldn't be putting any cash from the corporate company down into the telecom assets? ─────────────────────────────────────────────────────── Mike Fries, Liberty Global Ltd. – Chairman & CEO Yeah, in the first instance, and we stand by the statement obviously, and I think it’s the right thing us, the right position for us to have. In the first example, where there is a spin off pending, and as I mentioned about that spin off, it's happening – I should make that clear again – it’s happening. We’re not waiting for all the stars to align, there's no need to wait for all the stars to align with the stock where it is today – it’s all good. So, it's happening. Now, the only reason we would consider potentially putting money into a spin-off, not into the company to reduce or to keep it humming on any other basis, is it’s essentially a dividend to shareholders. In the case of Sunrise, we put money in there, but that was effectively a dividend to shareholders, tax free. So, it was as if we were handing cash to shareholders. That is a different scenario, that's a very optimistic, positive moment where we are unlocking value, unleashing value for shareholders – we may think about that. But that is

5 not on the table because I think this business is trending in a manner that it doesn’t require any boost or kick in the pants. *** ─────────────────────────────────────────────────────── James Ratzer, New Street Research LLP On that point Mike, given you are trying to steer the market to value the Ziggo Group on a cash flow yield basis, wouldn't cash in the Ziggo Group, on a cash flow yield basis, be valued at a lower value, than cash that sits at the corporate company? So, I’m wondering why you would consider doing that? ─────────────────────────────────────────────────────── Mike Fries, Liberty Global Ltd. – Chairman & CEO You're right, and that's why it's not a very likely scenario. The only reason might be that the yield itself would come down. So, if the business is trading at a certain leverage ratio, the yield might be closer to KPN’s yield at 5%, right? Sunrise’s is up at 10 or 12%. To me, it’s less about the actual economic result or accounting result within the P&L or the balance sheet, it's about market perception of what is the right free cash flow yield. Having said that, trust me, this spin-off – absent some force majeure we can't control – is happening. Shareholders will have a share of stock with Ziggo Group written on it, in the second quarter. And they’ll value it where they choose to value it. The main answer is, we don't think it's necessary, we’re probably unlikely to do it, but you should perceive it as a ‘if it were ever to happen’ as a very positive day, very happy day, for investors and only on that basis would we consider it. ─────────────────────────────────────────────────────── James Ratzer, New Street Research LLP And would there be any kind of threshold that would make you consider that? Because I think this is an important scenario for shareholders to consider. So, I’m just trying to think about what could be those variables that might make you put a cash dividend into the Ziggo Group before the spin. ─────────────────────────────────────────────────────── Mike Fries, Liberty Global Ltd. – Chairman & CEO

6 I don’t want to get into those, James. Appreciate the question, it’s the right one, but I don't think it's appropriate for us to get into all those now. We’ve got a Capital Markets Day, we’ve got 6 to 8 months to see how this unfolds. You’re going to have plenty of time, I think, to run the scenarios. That would be my response. ─────────────────────────────────────────────────────── Polo Tang, UBS, Research Division Yeah, hi. It's a question for Stephen. In terms of VodafoneZiggo operationally, the company is seeing a turnaround, that's clear. Can you maybe talk to the deleveraging profile and the moving parts to get to 4.5x leverage from 6x currently? I think most investors in terms of their maths, they can only get down to around about five times. Then can you also talk about the bridge and the moving parts get to €500 million of equity free cash flow in 2028? And is this number - €500 million - sustainable longer term given you’ve got longer term debt maturities, but the bond yields are higher than your current cost of financing. *** ─────────────────────────────────────────────────────── Charlie Bracken, Liberty Global Ltd. - Executive VP & CFO Stephen, you're the master who's driving all this. But first of all, you know, we've given this medium-term target. We're going through a detailed budgeting process. Mike just indicated that our synergies are actually looking substantially higher than the €1 billion we told you about, but we’re just not in a position to give you the integrated numbers. But you should assume that we see a roadmap to the 4.5x and the €500 million. So, you should assume that’s there. You know, in terms of the actual details and the bridge, clearly there'll be some EBITDA turnaround. I think that's been pretty clear. And Stephen has set the foundations. I think he's guided there's a very strong chance of EBITDA growth next year. But let's wait for the final budgeting and synergies to come through so we can give you the exact number there. We're still getting our feet. We've just started on what the final plan is for Telenet. But based on the plan we have today, we feel pretty good about that. And then in terms of the cash flow, you know, I think we've indicated these synergies are pretty material and would underpin a big part of that €500 million.

7 So, I'm not trying to doubt the question, but I think it's a little bit early for us to give you a line-by-line bridge. But, I can assure you, you will be seeing that in the Capital Markets Day come whenever it is and we recognize that's a key question on everyone's mind. ─────────────────────────────────────────────────────── Mike Fries, Liberty Global Ltd. – Chairman & CEO Yeah, and capex reduction, particularly at Telenet where the mobile upgrade is complete, then you're going to see a big turn around in free cash flow in ‘27 and ‘28 at Telenet. That's a big chunk of the €500 million. Stephen, we didn't give you a chance to say anything there. Do you want to add anything? ─────────────────────────────────────────────────────── Stephen van Rooyen, VodafoneZiggo, Ziggo Group – CEO Thanks Polo, for the question. I think it was handled pretty well by Charlie. I would re- emphasize as you've seen our turn around take root through this year, my expectation is that the financials, which are a lagging indicator for the commercials, start flowing through next year. So, trying to deal with the budgeting process, but I fully expect us to see the EBITDA line start improving, which goes, in some way, alongside the synergies towards getting to that target. ─────────────────────────────────────────────────────── Joshua Andrew Mills, BNP Paribas Exane, Research Division Hi, guys. Thank you for the questions. First one is for Stephen. Obviously, a lot of the focus this year has been about turning around the negative subscriber trends in broadband, which you've now done for two quarters in a row. I was just wondering if you can comment a bit about how you think about the balance between value and volume in commercial strategies as you push into next year. You've raised prices already de facto by putting the ESPN product in. Is that the kind of pricing move, we should expect to see more of going forwards? Or do you still believe that volume gains and the necessary price discounts which they entail would be a focus? ***

8 ─────────────────────────────────────────────────────── Stephen van Rooyen, VodafoneZiggo, Ziggo Group – CEO Yeah, so let me see if I can respond to the first part of your question and hand to Lutz for the second. Look, you're right, we have spent the balance of the last 18 months focusing on getting the decay in the broadband base, which contributes significantly to the financials, back to positive growth. And we've achieved that for two quarters in a row, and, my expectation is, we'll be able to continue to see that for a while. Our plan longer term is, once we're in positive territory – which we're in – is to sustain it at a reasonable level. I mean, the market's mature, there's only so much growth that comes from the market. And so, getting positive and staying positive is where we like to play. I think a healthy business is a growing business. Having said that, I think you'll see a lot more focus on working on yield. A couple of things on that. Number one is, we'll be lapping the repricing that we did, pretty soon. We put that through almost two years ago now, so that'll trade out of the numbers. We've introduced the highest speeds. We’ve got tiering plans on the highest speeds, which come at a slightly better yield. We have further plans, like the one that we've executed for ESPN, to find new ways of growing revenue through our existing base. And you see that in the fixed ARPU that you've got that we delivered today, we've been able to execute the repricing change, as well as getting back to growth without disturbing ARPUs as much as most people would have expected when we put through an entire repricing. So, I see more of a balance coming between the volume, which we have now achieved, and positive volume growth which we've achieved and managing the financials through the product portfolio that we have and I think more that we can do on optimizing the product portfolio that we've got.

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